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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                               FLORIDA BANKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   340560101
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                                 (CUSIP number)




                              Howard B. Adler, Esq.
                           Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  340560101                              13D/A                              PAGE  2   OF   9    PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           CARLSON CAPITAL, L.P.                                         I.R.S. IDENTIFICATION NO. 75-249-4317
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]


                                                                                                   (b) [x]
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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------------------------------------------------------------------------------------------------------

                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             549,300
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             549,300
---------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           549,300
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.15%
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14         TYPE OF REPORTING PERSON*

           IA, PN
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CUSIP NO. 340560101                                       13D/A                 PAGE  3   OF   9    PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           CARLSON OFFSHORE ADVISORS, L.P.                               I.R.S. IDENTIFICATION NO. 75-273-3266
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [x]


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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


---------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------------------------------------------------------------------------------------------------------

                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             549,300
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             549,300
---------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           549,300
---------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


---------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.15%
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14         TYPE OF REPORTING PERSON*

           IA, PN
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CUSIP NO. 340560101                                       13D/A                 PAGE  4   OF   9    PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           DOUBLE BLACK DIAMOND OFFSHORE LDC                               I.R.S. IDENTIFICATION NO.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [x]


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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CAYMAN ISLANDS
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                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             340,705
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             340,705
---------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           340,705
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.68%
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14         TYPE OF REPORTING PERSON*

           IV, CO
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CUSIP NO. 340560101                                       13D/A                 PAGE  5   OF   9    PAGES
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1          NAME OF REPORTING  PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


           CLINT D. CARLSON                                              S.S. NO.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [x]


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3          SEC USE ONLY



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4          SOURCE OF FUNDS*

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                    7        SOLE VOTING POWER
    NUMBER OF
      SHARES                 21,200
                    -------------------------------------------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                549,300
                    -------------------------------------------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
       EACH
    REPORTING                21,200
                    -------------------------------------------------------------------------------------------------
   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             549,300
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,200
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [x]


---------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.35%
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14         TYPE OF REPORTING PERSON*

           IN
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                                EXPLANATORY NOTE

         This Amendment No. 1 is filed by Carlson Capital, L.P., a Delaware limited partnership, and Carlson Offshore Advisors, L.P., a Delaware limited partnership (together, the "Partnership Reporting Persons") and Double Black Diamond Offshore LDC, a Cayman Islands limited duration company, and Clint D. Carlson, an individual (together with the Partnership Reporting Persons, the "Reporting Persons"), to amend the Schedule 13D filed with the Securities and Exchange Commission on July 9, 2001, relating to shares of Common Stock, $0.01 par value (the "Common Stock"), of Florida Banks, Inc., a Florida corporation (the "Issuer"). This Amendment No. 1 is filed for purposes of revising the percentages of Common Stock of Issuer beneficially owned by the Reporting Persons.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) This amended statement on Schedule 13D/A relates to (i) 549,300 shares of Common Stock deemed beneficially owned by the Partnership Reporting Persons, which constitutes approximately 9.15% of the issued and outstanding shares of Common Stock and of which 294,100 shares the Partnership Reporting Persons have the right to acquire through conversion of Series B Preferred Stock; and (ii) 21,200 shares of
                  Common Stock deemed beneficially owned individually by Clint
                  D. Carlson, which constitutes approximately 0.35% of the issued and outstanding shares of Common Stock and which together with the 549,300 shares of Common Stock that Clint D. Carlson may be deemed to beneficially own but to which he has disclaimed beneficial ownership constitutes 9.5% of the issued and outstanding shares of Common Stock. Of the 549,300 shares of Common Stock referenced above, this amended statement on
                  Schedule 13D/A relates to 340,705 shares of Common Stock that are also deemed beneficially owned by Double Black Diamond Offshore LDC, a private investment fund of which Carlson Offshore Advisors, L.P. serves as investment adviser, which constitutes approximately 5.68% of the issued and outstanding shares of Common Stock and of which 198,520 shares Double Black Diamond Offshore LDC has the right to acquire through conversion of Series B Preferred Stock.

         (b) The Partnership Reporting Persons and Clint D. Carlson have shared voting and dispositive power with respect to 549,300 shares of Common Stock. Clint D. Carlson has sole voting and dispositive power with respect to 21,200 shares of Common Stock. Double Black Diamond Offshore LDC has shared voting and dispositive power with respect to 340,705 shares of Common Stock.

         (c) Within the past 60 days, accounts of or managed by the Reporting Persons purchased or sold shares of Series B Preferred Stock, which is convertible into a certain number of shares of Common Stock, on the dates in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. Except as noted in Item 4, all of such purchases and sales were made on the open market.

         (d) The private investment funds and managed accounts to which the Partnership Reporting Persons serve as investment adviser and/or general partner and for whose accounts the Common Stock is beneficially held, including Double Black Diamond Offshore LDC, have the right to receive dividends from or proceeds from the sale of the Common Stock.

         (e)      Not applicable.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   July 13, 2001

                       CARLSON CAPITAL, L.P.
                       CARLSON OFFSHORE ADVISORS, L.P.


                                         /s/ Clint D. Carlson
                       --------------------------------------------------------
                       By:  Clint D. Carlson, President of the General Partner


                       DOUBLE BLACK DIAMOND OFFSHORE LDC


                                         /s/ Clint D. Carlson
                       --------------------------------------------------------
                       By:  Clint D. Carlson, Director Double Black Diamond Ltd.


                       CLINT D. CARLSON, AN INDIVIDUAL


                                         /s/ Clint D. Carlson
                       --------------------------------------------------------
                       By:  Clint D. Carlson





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